FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 July 31, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                       Form 20-F    X                 Form 40-F
                                  -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                       Yes                            No    X
                           -----                          -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                       Yes                            No    X
                           -----                          -----

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                       Yes                            No    X
                           -----                          -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                              Total Pages: 13

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       Smith & Nephew plc
                                       (Registrant)


Date: July 31, 2003                 By: /s/ Paul Chambers
                                        ----------------------
                                        Paul Chambers
                                        Company Secretary

31 July 2003

           Orthopaedics Drives Strong Performance at Smith & Nephew

Smith & Nephew plc, the global medical devices company, announces its interim results for the half year ending 28 June 2003.

Key Points:
    o  Underlying sales growth 11%
    o  Margin targets again achieved
    o  EPS growth 11% before goodwill amortisation and exceptional items
    o  Excellent performance in Orthopaedics
    o  Outlook remains positive

Dudley Eustace, Chairman, said: "Smith & Nephew continues to deliver a strong performance in attractive long-term growth markets. We are particularly pleased with the excellent results achieved by our Orthopaedics business, where our innovative technologies enabled us once again to make market share gains. We are confident that we can deliver sustainable sales growth and achieve our financial targets."

Enquiries

Peter Hooley, Finance Director                       Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Angie Craig, Corporate Affairs Director              Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

David Yates                                          Tel: +44 (0) 20 7831 3113
Financial Dynamics


     A presentation for analysts will be held at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP at 9.30am GMT today. The meeting will be webcast live and will be available on demand shortly after the close of the meetings at http://www.smith-nephew.com/interims.. The presentation may also be heard by dialling +44 (0)20 7984 7569 (for Europe); (913) 981 5507 (for US). The presentation can be found on our website: http://www.smith-nephew.com/interims. High resolution photographs are available to the media free of charge at www.newscast.co.uk.

Trading results

In the first half of 2003 Smith & Nephew continued to achieve double-digit underlying sales growth and turned in a particularly strong performance in its largest and fastest-growing business, Orthopaedics. Advanced Wound Management and Endoscopy experienced a slower start to the year but both businesses have gained momentum at the half year - a trend we expect to continue.

Underlying sales growth for the half-year was 11%, with an additional 1% of sales arising from acquisitions, less 3% of adverse currency translation. This growth was fuelled by the company's continued commitment to developing innovative new products and techniques that help the surgeon and clinical community get people back to their normal lives faster.

Among operational highlights in the first half, the Orthopaedics business formed two separate divisions - Reconstructive Implants and Trauma. The Endoscopy business completed the integration of the radio frequency business, ORATEC Interventions, acquired last year. Advanced Wound Management integrated the Dermagraft venture acquired from Advanced Tissue Sciences, Inc., ("ATS") at the end of last year.

Profit before goodwill amortisation, exceptional items and tax amounted to GBP112m for the half-year, a 10% increase over first half 2002. This comprised GBP103m of operating profit before goodwill amortisation, GBP13m profit from our interests in BSN Medical and AbilityOne, less
GBP4m of interest costs.

EBITA margins before exceptional items were maintained at 17.9% despite the increased cost of funding the pension deficit and the costs of Dermagraft, following the acquisition of ATS's half share last year. These two expenses impacted margins by 0.7% and 0.8% respectively.

Orthopaedics improved its operating margins by leveraging its sales growth together with operational improvements. Endoscopy produced a substantial improvement in its operating margins by accelerating the integration of ORATEC and a focus on expense controls as sales growth slowed in the US. Wound Management's margins were adversely impacted by the acquisition of the additional half of the Dermagraft joint venture and a disproportionate share of the increased pension funding.

EPS, tax, exceptional items and cash flow

After an ordinary tax charge of 29%, earnings per share before goodwill amortisation and exceptional items were 8.59p, an increase on first half 2002 of 11%.

Exceptional costs of GBP5m were incurred in the half year, principally on integrating Oratec's production and development facilities.

Operating cash flow was GBP53m, which is a profit to cash conversion ratio of 56% before rationalisation and integration expenditure, compared to 49% a year ago. Net debt closed at GBP289m.

Dividend

To conform with the terms of our offers for Centerpulse AG and InCentive Capital AG, we have brought forward the record and payment date of our interim dividend. An interim dividend of 1.85p per share (2002: 1.80p) will be paid on 12 September 2003 to shareholders on the register at the close of business on 15 August 2003. Shareholders may participate in the company's dividend reinvestment plan.

Offers for Centerpulse and InCentive Capital

During the first half, we announced a recommended offer to combine our business with that of Centerpulse AG, along with a parallel offer to acquire its largest shareholder, InCentive Capital AG. Combining Smith & Nephew, one of the fastest growing and most innovative medical devices companies, with Centerpulse, the European leader, would create the world's No 3 orthopaedic implant company. Zimmer Holdings Inc. has also made offers to acquire Centerpulse and InCentive Capital, and the two companies' offers are running concurrently. Smith & Nephew remains convinced it is the best partner for Centerpulse and its shareholders and is currently reviewing its options.

Operating review

Orthopaedics

Orthopaedics sales rose by an underlying 16%, and its growth continued to be among the best in the industry, with 26% of sales coming from new products. The divisionalisation of the Orthopaedics business, announced earlier this year, is progressing smoothly and has enabled us to take further advantage of the opportunities within the reconstructive and trauma marketplaces. By the end of the year, we will have in place a dedicated trauma sales force of more than 60 to focus on key trauma centres in the United States.

Reconstructive sales grew by an impressive 20% boosted by a strong performance by Oxinium products, where we continue to take both knee and hip market share. Knee sales are growing at 23% and hip sales 14%. Trauma sales grew 11% in the first half driven by external fixation devices and the Exogen ultrasound bone healing and TriGen nail products.

Response to our unique Oxinium range of products continues to be exceptional, with the use of Oxinium components in the US reaching 36% penetration of our sales in knees and 24% in hips, the latter only introduced in February. The unicompartmental knee incorporating Oxinium is being introduced this week and we are in the process of launching a dynamic direct-to-consumer marketing campaign for Oxinium implants in the US.

We have also launched Accuris instrumentation for the unicompartmental knee, as well as instrumentation for minimally invasive surgery for total knee replacement. We continue to make progress in the area of computer assisted surgery, and have partnered with GE Medical Systems to develop applications for reconstructive and trauma surgeries.

Endoscopy

Strong sales growth of 14% outside the Americas allowed us to achieve underlying sales growth of 5% in the first half of the year - despite flat sales in the US. The acquisition of ORATEC last year added to this a further 5% of sales.

The resection blades business in the US has suffered a 4% sales decline in the first half due to a rise in the number of hospitals using reprocessed blades. Endoscopy sales to HealthSouth, both of consumables and capital equipment, were also disrupted as a result of its financial difficulties. US blade sales will continue to experience some pressure in the second half; however, new product launches are expected to improve overall Endoscopy sales growth.

While there is already a high level of penetration in the US market for arthroscopic knee surgery, shoulder arthroscopic procedures and overall business growth outside the US remain robust. Our outstanding developments in cartilage and ligament repair for both shoulders and knees continue to drive double digit growth globally for these products.

Advanced Wound Management

Sales of Advanced Wound Management products grew an underlying 8%. The US grew strongly despite production start up delays, which have now been overcome. Europe had a slower start to the year, principally due to reimbursement changes in Germany. We have now fully integrated the Dermagraft La Jolla, California, facility into the business.

Our lead product Allevyn has again maintained strong sales growth of 18% and we are expanding its production in the US. Sales of Acticoat, the silver-based dressing, are up 50% and the product continues to gain acceptance globally. We are encouraged by the first half performance of Dermagraft, our bioengineered skin replacement for diabetic foot ulcers, as well as TransCyte, used to treat burn patients. Reimbursement coverage for Dermagraft in the US is now virtually complete.

BSN Medical

BSN again improved operating margins as the programme of manufacturing rationalisation continues.

New corporate brand

Smith & Nephew is today introducing a new corporate brand, modernising the previous identity which has been unchanged for over twenty years. The new brand reflects the energy and vitality in today's Smith & Nephew that has come with the transformation of the company over the past four years. Adoption of the new Smith & Nephew brand identity throughout the group will result in heightened visibility and awareness of the company in the marketplace and increase the value of the Smith & Nephew brand.

Outlook

Smith & Nephew has again delivered a strong overall performance in attractive long-term growth markets. Our margin improvement programmes continue to deliver positive results.

Looking forward to the remainder of the year, we are confident that our innovative product technologies will allow us to sustain our strong growth rate in Orthopaedics. In Endoscopy, new product launches and stronger international sales are expected increasingly to offset weakening sales in the US blades market. Advanced Wound Management has the momentum to deliver improved growth in the second half.

Management will continue to focus on its successful margin improvement programmes and we remain on track to achieve our financial targets.


United States of America

The offer for Centerpulse shares is being made in the United States only through a prospectus/offer to exchange, which is part of a registration statement filed with the SEC by Smith & Nephew Group. Centerpulse shareholders who are US persons or are located in the United States are urged to read the registration statement, including the prospectus/offer to exchange included therein, and the other documents filed, or to be filed, with the SEC by Smith & Nephew Group or Centerpulse relating to the Centerpulse offer, because they contain important information about the Centerpulse offer. You may obtain a free copy of these documents from the SEC's Web site at www.sec.gov. You may also obtain this information from Morrow & Co., Inc., the US information agent for the Centerpulse offer, at (800) 607-0088, or by e-mail at centerpulse.info@morrowco.com

                                                          SMITH & NEPHEW plc

                                                    2003 INTERIM RESULTS continued

                                               Unaudited Group Profit and Loss Account
                                               ---------------------------------------
                                                 for the Half Year Ended 28 June 2003
                                                 ------------------------------------

      Year
      2002                                                                                            2003            2002
      GBPm                                                                              Notes         GBPm            GBPm

                  Turnover                                                                1
   1,083.7        Continuing operations                                                               577.3           531.9
      26.2        Discontinued operations                                                 2               -            26.2
  --------                                                                                            -----           -----
   1,109.9        Group turnover                                                                      577.3           558.1
     155.0        Share of joint venture                                                               81.0            79.3
  --------                                                                                           ------           -----
   1,264.9                                                                                            658.3           637.4
   =======                                                                                           ======           =====

                  Operating profit                                                        1
                  Continuing operations
     196.0            - before goodwill amortisation and exceptional items                            103.1            95.2
     (17.5)           - goodwill amortisation*                                                        (9.4)            (8.1)
     (29.9)           - exceptional items*                                                3           (4.3)           (15.3)
     ------                                                                                           -----           ------
     148.6                                                                                             89.4            71.8
       2.1        Discontinued operations                                                 2               -             2.1
    ------                                                                                           ------           -----
     150.7                                                                                             89.4            73.9
                  Share of operating profit of the joint venture
      19.6            - before exceptional items                                                        9.9             9.4
      (2.6)           - exceptional items*                                                4            (0.6)           (1.3)
    -------                                                                                           -----           -----
     167.7                                                                                             98.7            82.0
       4.9        Share of operating profit of the associated undertaking                               3.4             1.4
    ------                                                                                           ------            ----
     172.6                                                                                            102.1            83.4
      18.0        Discontinued operations - net profit on disposals*                      2               -            19.0
    ------                                                                                           ------           -----
     190.6        Profit on ordinary activities before interest                                       102.1           102.4
     (12.7)       Interest payable                                                        5            (4.0)           (6.3)
     ------                                                                                           -----           -----
     177.9        Profit on ordinary activities before taxation                                        98.1            96.1
      65.8        Taxation                                                                6            30.9            45.5
    ------                                                                                             ----            ----
     112.1        Attributable profit                                                                  67.2            50.6
      44.6        Ordinary dividends                                                      7            17.2            16.7
      ----                                                                                             ----            ----
      67.5        Retained profit                                                                      50.0            33.9
      ====                                                                                             ====            ====

     12.11p       Basic earnings per ordinary share                                       8            7.23p           5.46p
     12.02p       Diluted earnings per ordinary share                                     8            7.19p           5.42p

                  *Results before goodwill amortisation and exceptional items
 GBP209.9m        Profit before taxation                                                  9       GBP112.4m       GBP101.8m
     16.02p       Adjusted basic earnings per ordinary share                              8            8.59p           7.76p
     15.89p       Adjusted diluted earnings per ordinary share                            8            8.54p           7.71p

                                                          SMITH & NEPHEW plc

                                                    2003 INTERIM RESULTS continued

                                            Abridged Group Balance Sheet as at 28 June 2003
                                            -----------------------------------------------

      Year                                                                                                           2002
      2002                                                                                            2003         Restated(B)
      GBPm                                                                                            GBPm           GBPm

     317.2        Intangible assets                                                                   304.1          332.8
     255.8        Tangible assets                                                                     259.5          248.9
     115.0        Investment in joint venture(A)                                                      120.9          112.4
       8.5        Investment in associated undertaking                                                 10.6            7.5
       8.2        Investments                                                                           5.7           17.7
    ------                                                                                            -----         ------
     704.7                                                                                            700.8          719.3
     -----                                                                                            -----          -----

     229.5        Stocks                                                                              241.4          241.6
     280.7        Debtors                                                                             327.7          293.4
      22.5        Cash                                                                                 36.4           56.2
    (315.9)       Creditors                                                                          (295.9)        (333.5)
    -------                                                                                          -------        -------
     216.8                                                                                            309.6          257.7
    (316.1)       Borrowings                                                                         (348.7)        (407.1)
     (56.0)       Provisions        - deferred taxation                                               (59.1)         (54.8)
     (32.1)                         - other                                                           (30.1)         (37.2)
     ------                                                                                           ------         ------
     517.3        Shareholders' funds                                                                 572.5          477.9
     =====                                                                                            =====          =====

(A) Investment in joint venture comprises goodwill GBP71.6 million, share of gross tangible assets GBP109.5 million less share of gross liabilities GBP60.2 million.

(B) Half year 2002 comparative figures have been restated for the reclassification of currency swap assets and liabilities from cash and borrowings to debtors and creditors respectively.

                                           Abridged Movement in Shareholders' Funds
                                           ----------------------------------------
                                              for the Half Year Ended 28 June 2003
                                              ------------------------------------

     Year
     2002                                                                                             2003            2002
     GBPm                                                                                             GBPm            GBPm

     404.6        Opening shareholders' funds                                                         517.3          404.6
     112.1        Attributable profit                                                                  67.2           50.6
     (44.6)       Dividends                                                                           (17.2)         (16.7)
       9.1        Exchange adjustments                                                                  2.9            6.0
      30.0        Goodwill on disposals                                                                 -             30.0
      (2.3)       Movements relating to the QUEST                                                       -             (0.4)
       8.4        Issue of shares                                                                       2.3            3.8
    ------                                                                                            -----          -----
     517.3        Closing shareholders' funds                                                         572.5          477.9
     =====                                                                                            =====          =====

                                                          SMITH & NEPHEW plc

                                                    2003 INTERIM RESULTS continued

                                     Abridged Group Cash Flow for the Half Year Ended 28 June 2003
                                     -------------------------------------------------------------

     Year
     2002                                                                                             2003            2002
     GBPm                                                                                             GBPm            GBPm

     150.7        Operating profit                                                                    89.4            73.9
      94.4        Depreciation and amortisation(C)                                                    37.2            43.9
     (35.8)       Working capital and provisions                                                     (44.7)          (38.9)
     ------                                                                                          ------          ------
     209.3        Net cash inflow from operating activities(D)                                        81.9            78.9

     (86.1)       Capital expenditure and financial investment                                       (29.2)          (41.2)
     ------                                                                                          ------          ------
     123.2        Operating cash flow                                                                 52.7            37.7

       3.9        Joint venture dividend                                                               2.7             2.2
     (10.2)       Interest                                                                            (2.6)           (5.2)
     (52.3)       Taxation                                                                           (23.3)          (29.7)
     (43.5)       Dividends                                                                          (27.9)          (26.8)
    (206.3)       Acquisitions                                                                        (3.6)         (193.5)
         -        Centerpulse transaction costs                                                      (15.6)            -
      71.8        Disposals                                                                            -              71.8
       5.7        Joint venture formation                                                              -               5.7
       6.1        Issues of ordinary share capital                                                     2.3             3.4
    ------                                                                                           -----         -------
    (101.6)       Net cash outflow                                                                   (15.3)         (134.4)

      68.2        Exchange adjustments                                                                 3.7            27.8
    (243.5)       Opening net debt                                                                  (276.9)         (243.5)
    -------                                                                                         -------         -------
    (276.9)       Closing net debt                                                                  (288.5)         (350.1)
    =======                                                                                         =======         =======

      54%         Gearing                                                                            50%             73%

(C) Comparative figures include GBP8.0 million exceptional write-down of the group's equity investment in Advanced Tissue Sciences, Inc. at the half year and GBP17.5 million for full year 2002.

(D) After GBP5.3 million (GBP9.1 million at the half year and GBP19.3 million for full year 2002) of outgoings on rationalisation, acquisition integration and divestment costs.

Net debt includes GBP23.8 million of net currency swap assets (GBP0.8 million at the half year and GBP16.7 million for full year 2002).

                                             Statement of Total Recognised Gains and Losses
                                             ----------------------------------------------
                                                  for the Half Year Ended 28 June 2003
                                                  ------------------------------------

     Year
     2002                                                                                            2003            2002
     GBPm                                                                                            GBPm            GBPm

     112.1        Attributable profit                                                                 67.2            50.6
       9.1        Currency translation differences on foreign currency net investments                 2.9             6.0
     -----                                                                                           -----           -----
     121.2        Total recognised gains and losses                                                   70.1            56.6
     =====                                                                                            ====            ====

                                                          SMITH & NEPHEW plc

                                                   NOTES TO THE 2003 INTERIM RESULTS


1.      Segmental performance for the half year ended 28 June 2003 was as follows:

        Group turnover by business segment

              Year
              2002                                                               2003           2002         Underlying
              GBPm                                                               GBPm           GBPm        sales growth

              470.2      Orthopaedics                                            260.0          235.8               16%
              291.8      Endoscopy                                               148.8          141.7                5%
              321.7      Advanced Wound Management                               168.5          154.4                8%
            -------                                                              -----          -----              ----
            1,083.7      Continuing operations                                   577.3          531.9               11%
            =======                                                              =====          =====               ===

        Group operating profit by business segment

               Year
               2002                                                               2003           2002
               GBPm                                                               GBPm           GBPm

               98.2      Orthopaedics                                             58.4           51.2
               53.8      Endoscopy                                                27.9           21.4
               44.0      Advanced Wound Management                                16.8           22.6
              -----                                                              -----           ----
              196.0                                                              103.1           95.2
              (17.5)     Goodwill amortisation                                    (9.4)          (8.1)
              (29.9)     Exceptional items                                        (4.3)         (15.3)
              ------                                                             -----          -----
              148.6      Continuing operations                                    89.4           71.8
              =====                                                               ====           ====

           Group turnover by geographic market

               Year
               2002                                                               2003           2002         Underlying
               GBPm                                                               GBPm           GBPm        sales growth

              318.7      Europe*                                                 182.0          155.6                9%
              610.5      America                                                 312.6          303.1               12%
              154.5      Africa, Asia and Australasia                             82.7           73.2               11%
            -------                                                             ------          -----               ---
            1,083.7      Continuing operations                                   577.3          531.9               11%
            =======                                                              =====          =====               ===

      * Includes United Kingdom sales of GBP46.2 million (GBP40.8 million at the half year and GBP87.3 million for full year 2002).

      Underlying sales growth is sales growth adjusted to eliminate the effects of translational currency, acquisitions and disposals.

                              SMITH & NEPHEW plc

                  NOTES TO THE 2003 INTERIM RESULTS continued

2. Discontinued operations in 2002 represent the results and net profit on disposal of the rehabilitation business to AbilityOne.

3. Operating exceptional items within continuing operations comprise GBP4.3 million of acquisition integration costs (2002 half year
     GBP4.2 million; full year GBP8.4 million) and in half year 2002
     GBP8.0 million write down against the group's equity investment in Advanced Tissue Sciences, Inc. (full year GBP17.5 million) and GBP3.1 million costs of rationalisation consequent on the contribution of businesses to BSN Medical and manufacturing rationalisation (full year GBP4.0 million).

4. The group's share of exceptional items of the joint venture relates to manufacturing rationalisation costs of BSN Medical.

5. Interest includes GBP0.9 million (2002 half year GBP0.8 million; full year GBP1.6 million) in respect of the group's share of the net interest charge of BSN Medical and GBP0.5 million (2002 half year GBP0.3 million; full year GBP0.9 million) in respect of the group's share of the net interest charge of AbilityOne.

6. Taxation of GBP32.6 million (2002 half year GBP29.9 million; full year GBP61.6 million) arises on the profit before goodwill amortisation and exceptional items, an estimated effective rate of 29% on the full year's results before exceptional items and goodwill amortisation and a credit of GBP1.7 million arises in respect of the net exceptional items. Of the total, GBP32.3 million relates to overseas taxation, GBP2.5 million relates to the group's share of the tax of BSN Medical and GBP1.2 million relates to the group's share of the tax of AbilityOne.

7. An interim dividend of 1.85 pence per ordinary share (2002 - 1.80 pence per ordinary share) will be paid on 12 September 2003 to all shareholders on the register at the close of business on 15 August 2003. Shareholders may participate in the dividend reinvestment plan.

8. The basic average number of ordinary shares in issue was 929 million (2002 - 926 million). The diluted average number of ordinary shares in issue was 934 million (2002 - 933 million).

9. Results before goodwill amortisation and exceptional items states profit on ordinary activities before taxation before charging goodwill amortisation and exceptional items and before the net profit on the disposal of discontinued operations. Earnings per ordinary share before goodwill amortisation and exceptional items is based on the attributable profit before accounting for these items and taxation on the exceptional items.

10. On 23 June 2003 the 5 1/2% GBP1.00 cumulative preference shares in Smith & Nephew plc were cancelled resulting in a reduction in share capital of GBP268,501. In consideration, preference shareholders were paid GBP1.38 per share on 7 July 2003.

11. The interim financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the group for the year ended 31 December 2002. The financial information contained in this interim statement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

                              SMITH & NEPHEW plc

                  NOTES TO THE 2003 INTERIM RESULTS continued

12. The financial information for the year ended 31 December 2002 has been extracted from the full annual accounts of the group which have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified.

13. In April 2003, Smith & Nephew made a public offer to purchase Centerpulse AG, a listed medical devices company incorporated under the laws of Switzerland along with a parallel offer to acquire its largest shareholder, InCentive Capital AG. In June 2003, Zimmer Holdings Inc. made counter offers to purchase Centerpulse AG and InCentive Capital AG. The offers and counter offers are still open. Until the offers are resolved transaction costs relating to the offers to acquire Centerpulse AG and InCentive Capital AG will be included in debtors. As at 28 June 2003 the amount was GBP15.6 million.

Independent Review Report to Smith & Nephew plc
-----------------------------------------------

Introduction
------------
We have been instructed by the company to review the financial information for the six months ended 28 June 2003 which comprises the Group Profit and Loss Account, Abridged Group Balance Sheet, Abridged Movement in Shareholders' Funds, Abridged Group Cash Flow Statement, Statement of Total Recognised Gains and Losses and the related notes 1 to 13. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 `Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities
---------------------------
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed
---------------------
We conducted our review in accordance with guidance contained in Bulletin 1999/4 `Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion
-----------------
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 June 2003.

Ernst & Young LLP
London                                                            31 July 2003